Invesco DB US Dollar

Index Bullish Fund

As of March 31, 2020 Issuer Free Writing Prospectus dated April 29, 2020 Filed Pursuant to Rule 433 Registration No. 333-225666-01

Fund Description

The Invesco DB US Dollar Index Bullish Fund (Fund) seeks to track changes, whether positive or negative, in the level of the Deutsche Bank Long USD Currency Portfolio Index - Excess ReturnTM (DB Long USD Currency Portfolio Index ER or Index) over time, plus the income from the Fund’s holdings of US Treasury securities, money market funds and T-Bill ETFs, less the Fund’s expenses. The Fund is designed for investors who want a cost effective and convenient way to track the value of the U.S. dollar relative to a basket of the six major world currencies - the euro, Japanese yen, British pound, Canadian dollar, Swedish krona and Swiss franc (collectively, the “Basket Currencies”). The Index is a rules-based index composed solely of long U.S. Dollar Index futures contracts that trade on the ICE Futures US exchange (USDX® futures contracts). The USDX® futures contract is designed to replicate the performance of being long the U.S. dollar against the Basket Currencies.

This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund’s trading which takes place in very volatile markets. Because an investment in futures contracts is volatile, such frequency in the movement in market prices of the underlying futures contracts could cause large losses. lease see Investment Risks, Important Information and the Prospectus for additional risk disclosures.

ETF Information

Fund Name	Invesco DB US Dollar Index Bullish Fund
Fund Ticker	UUP
CUSIP	46141D203
Intraday NAV	UUPIV
Management Fee	0.75%
Total Expense Ratio	0.77%
Listing Exchange	NYSE Arca

The Estimated Futures Brokerage Expenses are 0.02%.

Underlying Index Data

Index Provider	DWS Investment Management Americas Inc.
Index Name	DB Long USD Currency Portfolio Index Excess Return

Fund Inception: February 20, 2007

Shares are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

Growth of $10,000

Data beginning 10 years prior to the ending date of March 31, 2020. Fund performance shown at NAV.

Performance as at March 31, 2020

Performance (%)	YTD	1Y	3Y	5Y	10Y	Fund Inception
ETF - NAV	3.43	5.14	2.22	1.31	1.53	0.88
ETF - Market Price	3.27	5.14	2.19	1.32	1.53	0.88
Underlying Index	3.06	3.67	1.20	0.93	1.70	0.69
Benchmark[1]	3.35	5.54	2.94	2.08	2.31	1.56
Benchmark[2]	6.22	24.20	8.93	6.27	3.73	6.99

Calendar year performance (%)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
ETF - NAV	3.84	7.31	-9.11	3.04	6.96	11.43	-1.33	-2.81	-1.45	-1.13
Underlying Index	2.32	6.18	-9.20	3.58	7.75	12.22	-0.56	-2.08	-0.77	-0.35
Benchmark[1]	4.49	8.28	-8.34	3.91	7.81	12.25	-0.50	-2.00	-0.72	-0.21
Benchmark[2]	18.43	-0.93	12.66	8.10	-12.11	0.12	-27.33	8.26	8.93	29.24

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund’s performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner, Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.

Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.

Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T- Bill ETFs, the results of the Deutsche Bank Long USD Currency Portfolio Index - Total Return™ (DB Long USD Currency Portfolio Index TR) (Symbol: DBUSDX) are also displayed. Please see invesco.com for indicative intraday NAV and last end-of-day NAV.

[1]	DB Long USD Currency Portfolio Index TR
[2]

The Gold Spot Fix pm establishes the price per ounce of gold at 3pm London time as deemed by the five members of the London Gold Pool. The five members determine where supply meets demand for their entire pending buy and sell orders to find a price balance.

Top ETF holdings (%)

Weight
Futures
U.S. Dollar Index (USDX)	100.00
Collateral
Premier U.S. Government Money Portfolio	79.90
United States Treasury Bills	11.70
Invesco Treasury Collateral ETF	8.40

Please see the website for complete holdings information. Holdings are subject to change.

Why Invest in the Fund?

Diversify: The Fund may help you to diversify your portfolio of US equities if the value of the US dollar continues to have low or negative correlation with US stock market performance. Of course, diversification does not guarantee a profit or eliminate the risk of loss.

Hedge: Because foreign investments are priced in foreign currencies, if you are a US investor with foreign investments, you can lose money if the US dollar appreciates. An investment in the Fund may help you to Hedge — or protect — your US investments from a decline in the value of the US dollar.

Seek profit: The US dollar historically has experienced long periods of appreciation and depreciation. You can act on your view on whether the US dollar will appreciate or depreciate by investing in the Fund.

Transparent, liquid and convenient: The Fund invests in the USDX® futures contract, which is an actively-traded contract listed on a regulated futures exchange. The Fund gives you convenient and immediate access to the performance of the US dollar because it trades on the NYSE Arca Exchange and you can purchase it in your securities brokerage account.

Earn interest: The Fund collateralizes its USDX® futures contracts with cash, US Treasury securities, money market funds and T-Bill ETFs and earns interest on this collateral. Interest income can enhance Fund returns.

Invesco Distributors, Inc.

Invesco.com 4/20

P-DBUUP-PC-1

Investment risk

The value of the Shares of the Fund relates directly to the value of the futures contracts and other assets held by the Fund and any fluctuation in the value of its portfolio could adversely affect an investment in the Fund’s Shares.

The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels & trade deficits, changes in domestic & foreign interest rates, & investors’ expectations concerning interest rates, currency exchange rates & global/regional political, economic/financial events & situations.

Currencies and futures generally are volatile and are not suitable for all investors.

Leveraged investments are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Please review the prospectus for breakeven figures for the Fund.

This Fund issues a Schedule K-1.

Important Information

The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, DWS Investment Management Americas Inc. (“DIMA”) or any of their respective subsidiaries or affiliates or any other bank (collectively, the “DB Parties”) and are not guaranteed by the DB Parties.

Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Excess ReturnTM and Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Total ReturnTM (the “Indices”) are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. ©Copyright 2020. All rights reserved. Deutsche Bank®, DBTM, Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Excess ReturnTM and Deutsche Bank Short US Dollar Index (USDX®) Futures Index-Total ReturnTM are trademarks of Deutsche Bank AG and/or its third party licensors. U.S. Dollar Index® and USDX® are trademarks or service marks of ICE Futures U.S., Inc., registered in the United States, Great Britain, the European Union and Japan and used under license.

The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties, or their third party licensors, or ICE Futures U.S., Inc. and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Index. As the Index Provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to Index, this product or any investor.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Invesco Capital Management LLC, investment adviser and Invesco Distributors, Inc., ETF distributor are indirect, wholly owned subsidiaries of Invesco Ltd.

Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with DWS Investment Management Americas Inc.

The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Fund’s web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Note: Not all products available through all firms or in all jurisdictions.

Glossary

Intraday NAV is a symbol representing estimated fair value based on the most recent intraday price of underlying assets.